Exhibit 99.1

Ardagh Group S.A. – First Quarter 2018 Results

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the first quarter ended March 31, 2018.

Highlights

	March 31, 2018	March 31, 2017	Change	Change CCY
	($m except per share and ratio data)
First Quarter
Revenue	2,224	1,960	13%	5%
Adjusted EBITDA [1]	348	318	9%	1%
Adjusted earnings per share [1]	0.33	0.31	6%	3%

Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “Our first quarter results again highlight the benefit of Ardagh’s scale and diversity across our two substrates and multiple geographies. The Group delivered Adjusted EBITDA growth of 9% to $348 million on a reported basis and 1% at constant currency. A strong performance in both Metal Packaging divisions and in Glass Packaging Europe more than offset a decline in Glass Packaging North America, where we remain focused on the implementation of our profit improvement initiatives.”

•	Revenue and Adjusted EBITDA growth of 13% and 9% to $2,224 million and $348 million respectively;

•	Constant currency Revenue and Adjusted EBITDA growth of 5% and 1% respectively;
•	Group volume/mix growth of 3%, led by Metal Packaging Americas;
•	Loss per share $0.06 (2017: loss per share $0.31);
•	Adjusted earnings per share growth of 6% to $0.33;
•	Quarterly cash dividend of $0.14 per common share, payable on May 31, 2018;
•	Adoption of US dollar reporting from January 1, 2018;
•	2018 outlook: Full year guidance remains unchanged. Second quarter Adjusted EBITDA of approximately US$415 million (2017: US$415 million).

1  For a reconciliation to the most comparable GAAP measures, see page 9.

2 Payable on May 31, 2018 to shareholders of record on May 17, 2018.

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Summary Financial Information

	Three months ended March 31
	2018	2017
	(in $ millions, except EPS, ratios and percentages)

Revenue	2,224	1,960
Loss for the period	(15)	(64)
Adjusted profit for the period [3]	79	64
Adjusted EBITDA [3]	348	318
Adjusted EBITDA margin	15.6%	16.2%
Loss per share ($)	(0.06)	(0.31)
Adjusted earnings per share ($) [3]	0.33	0.31

Cash (used in)/generated from operations	(6)	114
Operating cash flow [3]	(149)	7
Adjusted free cash flow [3]	(242)	(88)
	March 31, 2018	December 31, 2017
Net debt [4]	8,328	7,825
Cash and available liquidity	1,307	1,598
Net debt to LTM Adjusted EBITDA	5.4x	5.2x

Financial Performance Review

Bridge of 2017 to 2018  Reported Revenue and Adjusted EBITDA

Three months ended March 31, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group [5]
	$m	$m	$m	$m	$m
Reported revenue 2017	731	431	339	459	1,960
Organic	48	98	10	(46)	110
FX translation	106	—	48	—	154
Reported revenue 2018	885	529	397	413	2,224

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group [5]
	$m	$m	$m	$m	$m
Reported Adjusted EBITDA 2017	111	48	68	91	318
Organic	7	15	3	(20)	5
FX translation	16	—	9	—	25
Reported Adjusted EBITDA 2018	134	63	80	71	348

Reported Adjusted EBITDA 2018 margin	15.1%	11.9%	20.2%	17.2%	15.6%
Reported Adjusted EBITDA 2017 margin	15.2%	11.1%	20.1%	19.8%	16.2%

3 For a reconciliation to the most comparable GAAP measures, see page 9.

4 Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

5 Revenue and Adjusted EBITDA includes the impact of the adoption of IFRS 15 from January 1, 2018, of $42 million and $10 million respectively.

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Group

Revenue of $2,224 million for the quarter ended March 31, 2018 represented an increase of 13% at actual exchange rates and, at constant currency, increased by 5% compared with the same period last year. The increase in revenue was attributable to $154 million favorable currency translation effects, 3%  volume/mix growth and the pass through of increased input costs. First quarter Adjusted EBITDA of $348 million increased by 9% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 1%, with growth in three of our four divisions partly offset by a decline in Glass Packaging North America.

Metal Packaging Europe

Revenue increased by 21%, to $885 million in the three-month period ended March 31, 2018, compared with the same period last year. Growth reflected favorable currency translation effects of $106 million and 6% organic growth, principally from favorable volume/mix effects and the pass through of higher input costs. Adjusted EBITDA for the quarter of $134 million increased by 6% at constant currency compared with the same period last year, reflecting cost savings and synergy delivery partly offset by higher input costs.

Metal Packaging Americas

Revenue increased by 23% to $529 million in the first quarter of 2018,  compared with the same period last year. The increase was due mainly to favorable volume/mix effects and the pass through of higher input costs. Adjusted EBITDA increased by $15 million, or 31% to $63 million, compared with the same period last year.  Growth primarily reflected higher volume/mix effects,  synergy realization and cost reductions, partly offset by higher input costs.

Glass Packaging Europe

Revenue increased by 17% to $397 million in the three-month period ended March 31, 2018, compared with the same period last year, benefitting from higher volume/mix effects and favorable currency translation effects of $48 million. Adjusted EBITDA for the quarter increased by 18% to $80 million, compared with the same period last year, as a result of cost savings and favorable currency translation effects of $9 million.

Glass Packaging North America

Revenue decreased by 10% to $413 million in the first quarter, compared with the same period last year principally reflecting lower volumes. Adjusted EBITDA decreased by 22% to $71 million in the first quarter, compared with the same period in 2017 as a result of lower volumes and higher freight and other operating costs compared with the same period last year.

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Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its first quarter 2018 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on April  26, 2018. Please use the following webcast link to register for this call:

Webcast registration and access:

http://event.on24.com/wcc/r/1641811-1/5A7D879B23B597155888ED29ED385496?partnerref=rss-events

Conference call dial in:

United States callers: 1866 928 7517
International callers: +44 20 3139 4830

Participant pin code: 43871149#

Slides and annual report

Supplemental slides to accompany this release are available on our website at http://www.ardaghgroup.com/investors.

First quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates 108 facilities in 22 countries, employing approximately 23,300 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Consolidated Interim Financial Statements

Consolidated Interim Income Statement

	Unaudited			Unaudited, re-presented (i)
	Three months ended March 31, 2018			Three months ended March 31, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m

Revenue	2,224	—	2,224	1,960	—	1,960
Cost of sales	(1,872)	(48)	(1,920)	(1,631)	—	(1,631)
Gross profit/(loss)	352	(48)	304	329	—	329
Sales, general and administration expenses	(118)	(6)	(124)	(106)	(14)	(120)
Intangible amortization	(67)	—	(67)	(67)	—	(67)
Operating profit/(loss)	167	(54)	113	156	(14)	142
Net finance expense	(126)	—	(126)	(129)	(86)	(215)
Profit/(loss) before tax	41	(54)	(13)	27	(100)	(73)
Income tax (charge)/credit	(14)	12	(2)	(11)	20	9
Profit/(loss) for the period	27	(42)	(15)	16	(80)	(64)

Loss attributable to:
Equity holders			(15)			(64)
Non‑controlling interests			—			—
Loss for the period			(15)			(64)

Loss per share:
Basic loss for the period attributable to equity holders			($0.06)			($0.31)

(i)

The consolidated interim income statement for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Consolidated Interim Statement of Financial Position

	Unaudited
	March 31, 2018	December 31, 2017
	$m	$m
		Re-presented (ii)
Non-current assets
Intangible assets	4,104	4,104
Property, plant and equipment	3,499	3,368
Derivative financial instruments	6	7
Deferred tax assets	212	222
Other non-current assets	25	25
	7,846	7,726
Current assets
Inventories	1,335	1,208
Trade and other receivables	1,448	1,269
Contract asset	214	168
Derivative financial instruments	—	16
Cash and cash equivalents	493	784
	3,490	3,445
TOTAL ASSETS	11,336	11,171
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,290
Capital contribution	485	485
Other reserves	(118)	(19)
Retained earnings	(3,136)	(3,139)
	(1,454)	(1,360)
Non-controlling interests	1	1
TOTAL EQUITY	(1,453)	(1,359)
Non-current liabilities
Borrowings	8,407	8,306
Employee benefit obligations	955	997
Derivative financial instruments	381	301
Deferred tax liabilities	576	587
Related party borrowings	—	—
Provisions	41	44
	10,360	10,235
Current liabilities
Borrowings	5	2
Interest payable	115	71
Derivative financial instruments	48	2
Trade and other payables	2,041	1,988
Income tax payable	110	162
Provisions	110	70
	2,429	2,295
TOTAL LIABILITIES	12,789	12,530
TOTAL EQUITY and LIABILITIES	11,336	11,171

(ii)

The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar, the impact of the adoption of IFRS 15 “Revenue with contracts from customers” and the impact of the adoption of IFRS 9 “Financial Instruments”.

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Consolidated Interim Statement of Cash Flows

	Unaudited
	Three months ended
	March 31
	2018	2017
	$m	$m
		Re-presented (iii)
Cash flows from operating activities
Cash (used in)/generated from operations	(6)	114
Interest paid	(68)	(81)
Income tax paid	(25)	(14)
Net cash (used in)/from operating activities	(99)	19

Cash flows from investing activities
Purchase of property, plant and equipment	(163)	(113)
Purchase of software and other intangibles	(5)	(3)
Proceeds from disposal of property, plant and equipment	2	—
Net cash used in investing activities	(166)	(116)

Cash flows from financing activities
Dividends paid	(33)	(67)
Finance lease payments	(1)	—
Repayment of borrowings	(1)	(2,996)
Deferred debt issue costs paid	(1)	(18)
Proceeds from borrowings	—	3,241
Proceeds from share issuance	—	333
Early redemption premium paid	—	(57)
Net cash (outflow)/inflow from financing activities	(36)	436

Net (decrease)/increase in cash and cash equivalents	(301)	339
Cash and cash equivalents at the beginning of the period	784	813
Exchange gains on cash and cash equivalents	10	5
Cash and cash equivalents at the end of the period	493	1,157

`

(iii)

The consolidated interim statement of cashflows for the three months ended March 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Financial assets and liabilities

At March 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	924	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	542	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	563	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,681	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	924	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	–	—	813
Finance Lease Obligations	USD/GBP/EUR			Amortizing	39	39	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						8,481	814
Deferred debt issue costs and bond premium						(69)	—
Net borrowings / undrawn facilities						8,412	814
Cash and cash equivalents						(493)	493
Derivative financial instruments used to hedge foreign currency and interest rate risk						409	—
Net debt / available liquidity						8,328	1,307

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Reconciliation of loss for the period to Adjusted profit

	Three months ended March 31
	2018	2017
	$m	$m
Loss for the period	(15)	(64)
Total exceptional items [6]	54	100
Tax credit associated with exceptional items	(12)	(20)
Intangible amortization	67	67
Tax credit associated with intangible amortization	(15)	(19)
Adjusted profit for the period	79	64

Weighted average ordinary shares	236.3	208.7

Loss per share ($)	(0.06)	(0.31)

Adjusted earnings per share ($)	0.33	0.31

Reconciliation of loss for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended March 31
	2018	2017
	$m	$m
Loss for the period	(15)	(64)
Income tax charge/(credit)	2	(9)
Net finance expense	126	215
Depreciation and amortization	181	162
Exceptional operating items	54	14
Adjusted EBITDA	348	318
Movement in working capital	(326)	(192)
Acquisition-related, IPO, start-up and other exceptional costs paid	(23)	(9)
Exceptional restructuring paid	(5)	(3)
Cash (used in)/generated from operations	(6)	114
Acquisition-related, IPO, start-up and other exceptional costs paid	23	9
Capital expenditure	(166)	(116)
Operating cash flow	(149)	7
Interest	(68)	(81)
Income tax	(25)	(14)
Adjusted free cash flow	(242)	(88)

6 Total exceptional items for the three months ended March 31, 2018 of $54 million include $34 million restructuring charges in Glass Packaging North America and Metal Packaging Europe, $9 million start-up costs in Glass Packaging North America and Metal Packaging Americas and $5 million asset impairment charges in Metal Packaging Americas. Exceptional items also include $6 million costs directly attributable to the integration of the Beverage Can Business and other transaction related costs.

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